UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2008

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: July 17, 2008	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE	Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: 604-661-2600 Toll-Free: 1-800-661-8851 http://www.methanex.com
For immediate release
July 16, 2008
METHANEX, GEOPARK AND WINTERSHALL AWARDED GAS EXPLORATION BLOCK IN SOUTHERN CHILE
Methanex Corporation announced today that the Government of Chile has awarded the Otway gas exploration block to a consortium that includes Wintershall Holding AG, Geopark Holdings Limited, and Methanex Corporation. Wintershall and GeoPark each own a 42% interest in the consortium and Methanex owns 16%. The block was awarded under the Government of Chile’s international Bidding Round, which is comprised of ten blocks in the Chilean Magellan basin in southern Chile where Methanex’s plant site is located. Exploration work is expected to commence by the end of this year. The minimum exploration investment committed in the block by the consortium is US$30 million.
Bruce Aitken, President and CEO of Methanex commented, “Participating in the Otway Block represents another opportunity to increase gas supply to our plants in Chile. We are very pleased to have aligned ourselves with Wintershall and Geopark, companies that have extensive experience in gas exploration and development in the Southern Cone of South America. “
Paul Schiodtz, Methanex’s Senior Vice President, Latin America added, “We are very pleased with this decision and we expect to sign the corresponding Special Operation Contract (CEOP) with the Chilean Government shortly. With our recent agreements with ENAP for the Dorado Riquelme Block and GeoPark for the Fell Block, this agreement is another step which aligns with our strategic objective of accelerating and promoting natural gas development in southern Chile.”
GeoPark is a Latin American oil and gas producer and explorer with properties in Argentina and Chile. It is the only private sector oil and gas producer in Chile, and has been supplying natural gas to Methanex in Chile since May 2006. GeoPark has shares listed for trading on the Alternative Investment Market (AIM) of the London Stock Exchange under the trading symbol “GPK”. GeoPark can be visited online at www.geo-park.com.
Wintershall, the oil and gas division of BASF SE of Germany, is through its Argentine subsidiary Wintershall Energía SA, one of the largest producers of natural gas in Argentina and one of the important suppliers of gas to Methanex. Wintershall can be visited online www.wintershall.com.
Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”; on the NASDAQ Global Market in the United States under the trading symbol “MEOH”; and on the Foreign Securities Market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
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Inquiries:
Jason Chesko
Director, Investor Relations
Methanex Corporation
604-218-7556